

June 3, 2025

Fellow Stockholders:

Findell Capital Management LLC (collectively with its affiliates, "Findell", "we" or "us") has been a significant stockholder of Oportun Financial Corporation ("Oportun" or the "Company") (NASDAQ: OPRT) since 2023. In addition to being one of the Company's largest stockholders, we have a track record of providing leadership with advice and resources to enhance long-term value creation. We believe our interests are fully aligned with your interests.

Those of you who are long-term stockholders in Oportun know the Company's history in the public market has been defined by value destruction, with its share price declining more than 85% since the 2019 listing. The Board of Directors (the "Board") blames macroeconomic headwinds, suggesting that inflation has made it impossible to operate a successful lending business since early 2022[1] despite competitors doing just that, but as the stockholders and owners of this business, we deserve more than excuses – we deserve results.

The silver lining is that you own a gem of a lending business – one that, if operated correctly, should deliver, based on our analysis, 8-10% pre-tax Return on Assets and approximately $300 million in annual pre-tax earnings.[2] In our view, a well-run Oportun is worth substantially more than where the Company's shares are currently trading.

Unfortunately, although it pats itself on the back for achieving mediocre credit targets and belatedly adopting some of Findell's suggestions for obvious operational improvements, Oportun's Board has continually failed us. The legacy directors who control the majority of the Board have no lending experience and share close personal and professional ties with CEO Raul Vazquez. This has consequences: under their watch, Mr. Vazquez has worked to destroy a great lending business by ballooning its cost structure and net charge-offs while apparently attempting to turn it into a fintech conglomerate. For years, we have fought publicly and privately to turn this Company around, and as Oportun itself admits, its eventual embrace of some of our recommendations is the reason why the business has started to show some signs of life.[3] But we believe Oportun is still performing far below where it could and should be, and without further change to the composition of the Board and the level of oversight of management, this little improvement will slip away as the old guard reverts to old habits.

Nothing has made this more obvious to us than the Board's recent disgraceful removal of Scott Parker from its slate of nominees at this year's annual meeting of stockholders (the "Annual Meeting") in response to our engagement. We asked for oversight of Mr. Vazquez by independent directors with industry expertise, and the Board reacted by unilaterally kicking out the one voice in the room we believe was most suited to provide exactly that.

If years of disastrous results were not evidence enough, the Board's self-defeating and entrenching behavior has made it clear to us that the main goal of the legacy directors is not delivering stockholder value, but preventing industry experience and independence from having a real voice in the boardroom. The case for urgent change at this year's Annual Meeting is clearer than ever.

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[1] See https://www.sec.gov/Archives/edgar/data/1538716/000119312525133428/d918833ddefa14a.htm, "Beginning in early 2022... the world changed... war in Ukraine triggered a sharp increase in oil and energy prices... Oportun was not immune to those headwinds."

[2] Based on Findell's analysis, we believe an 8-10% ROA is achievable through reduction of OpEx from the Company's reported 14.8% (see Q4 '24 Earnings Release) towards OneMain Financial's sub-7% OpEx ratio (see OneMain's Q4 '24 Earnings Release), removal of the rate cap and the reduction of leverage using existing cash flows to lower the actual cost of lending capital; $300 million annual pre-tax earnings estimate is based on a 8% ROA on ~$3 billion of assets with an annual tax rate in the mid-20% range.

[3] See https://www.sec.gov/Archives/edgar/data/1538716/000119312525133428/d918833ddefa14a.htm, "We have... embraced more than a few of [Findell's] recommendations... including reducing expenses, streaming our business and enhancing our corporate governance profile."


As such, we are asking you to vote on the enclosed **WHITE** proxy card to:

✓ Elect our highly qualified and independent candidate, Warren Wilcox, who is a seasoned director and executive with financial services expertise and fresh ideas for enhancing value.

✓ Reelect the newly appointed and highly qualified Carlos Minetti, who, while a minority in a boardroom dominated by inexperience and close ties to Mr. Vazquez, has the independence and experience we believe is crucial to delivering value at Oportun.

✗ Reject the continued Board service of failed CEO Raul Vazquez to finally provide our directors with an unobstructed forum for evaluating his record, providing long-overdue oversight and considering potential replacements.

We, as stockholders, have a fleeting opportunity to mitigate Mr. Vazquez's value-destructive influence at this year's Annual Meeting. The Board's "classified" structure means he may not appear on the ballot again until 2028 or later (even if the Board is declassified at the Annual Meeting, Mr. Vazquez's three-year term would not be reduced). This is the moment to lay a foundation for a lasting turnaround by removing Mr. Vazquez from the Board. Importantly, if you have already voted for Mr. Vazquez on the Company's proxy card by mail, internet or phone, a later-dated vote on the enclosed <u>WHITE</u> proxy card will revoke your prior vote. Only your latest dated vote counts!

Visit www.OpportunityAtOportun.com for information on how to vote.

Overview of Findell's History of Advocacy at Oportun

Due to Mr. Vazquez's apparent domination of the Board, he has been able to waste over $1 billion[4] in stockholders' capital on a fanciful pursuit of turning Oportun into a fintech company. It was not until our involvement began in 2023 with calls for Oportun to reduce costs and focus on the core lending business that the Company gradually began to correct course.

However, Oportun was slow in this correction. A year after we began our public engagement, the Company appeared headed towards bankruptcy. In the spring of 2024, we were able to come to an agreement with Oportun that secured the appointment of two senior lending executives, Rich Tambor and Mr. Parker, to the Board. Since their appointment, Oportun's operations have inflected positively with costs and net charge-offs coming down and the shedding of non-core assets, which led to a doubling of the stock price.

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[4] Based on Findell's analysis; see OpEx chart below.


OPRT Share Price
$30
$25
$20
$15
$10
$5
$0
Findell writes first letter to OPRT
Findell Nominations Join Board
190% Return Since Findell Nominations Joined OPRT Board
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23
Jul-23
Aug-23
Sep-23
Oct-23
Nov-23
Dec-23
Jan-24
Feb-24
Mar-24
Apr-24
May-24
Jun-24
Jul-24
Aug-24
Sep-24
Oct-24
Nov-24
Dec-24
Jan-25
Feb-25
Mar-25
Apr-25
May-25

Sources: Bloomberg Data (Oportun share price chart), Findell Capital Management (timeline of engagement and calculation of returns)

Even though the business was improving, we believed it was still dramatically underperforming its true potential. While Messrs. Parker and Tambor brought about obvious changes last year, they were only two of 10 Board members. Even after two additional new directors were brought on, including Mr. Minetti, the Vazquez-dominated Board was still controlled by six legacy members who had no lending experience and remained inexplicably deferential to a failed CEO.

When our cooperation agreement expired, we asked the Board to bolster oversight by including members who had lending experience in leadership positions. However, the six legacy Board members (Neil Williams, Sandra Smith, Jo Ann Barefoot, Louis Miramontes, Mr. Vazquez and Ginny Lee) were apparently unwilling to risk their entrenched positions and, after repeatedly rejecting our efforts to reach a negotiated solution that put experienced directors in Board leadership roles, chose instead to waste stockholder capital on a distracting proxy battle just to prevent that from occurring.

To further punctuate their naked disregard for stockholders, this past month the legacy directors, led by Ms. Lee (Chair of the Nominating, Governance and Social Responsibility Committee), denied Mr. Parker (our designee) the ability to stand for reelection. Mr. Parker has been the CFO of three publicly traded companies, including the leader in the consumer lending space (OneMain Financial) and we believe it was his election to the Board last year more than any other factor that has driven the improvement in results Oportun now touts as a reason to preserve the status quo. Since he became a director, the Company's share price has appreciated 190%. But thanks to the Board's self-interested entrenchment, even that brief status quo no longer exists.


Sadly, in our experience, this sort of outrageous behavior is par for the course for this legacy Board, which appears to crassly pursue its own interests and entrenchment over stockholder returns. Thankfully, stockholders have a unique opportunity this year to put a stop to it by voting for Mr. Wilcox to take Mr. Vazquez's long-held Board seat. The Board fears that electing Mr. Wilcox would "send a disruptive message," which is exactly what we hope it does – Oportun and its stockholders have languished for long enough, and it's time the long-tenured leadership of this Company be disrupted with new voices that are committed to delivering value.

Evidence in Support of the Case for Urgent Change

I. We believe management decisions would have bankrupted the Company without Findell's involvement.

While competitors effectively managed their overhead and operating expenses from 2019-2023, Oportun's overhead exploded and drove Operating Expenditure ("OpEx") per loan origination 129% higher.

Unnecessary acquisitions also generated substantial losses – based on the subsequent write-off, the $211 million spent on the acquisition of Digit in 2021 was entirely wasted.

Findell estimates that Oportun has wasted over $1 billion on unnecessary expenditures since 2019, which forced the Company to take on multiple dilutive share offerings.



Sources: Company annual financial statements filed on Form 10-K, Bloomberg Data (Oportun year-end financial data), Findell Capital Management (calculations)

Findell began pushing for drastic cost cuts in Q1 2023 and the sell-off of non-core businesses. But it was not until Messrs. Parker and Tambor were appointed to the Board that unit costs did come down, illuminating the importance of industry experience in the boardroom to drive results.



Source: Company quarterly reports on Form 10-Q (quarterly OpEx and origination data), Findell Capital Management (calculations)

II. The legacy Board has no lending experience and is apparently only interested in entrenching itself.

Not a single legacy member of the Board has a background in lending.



Sources: Company proxy statement filed May 28, 2025 (director tenure and background); Bloomberg Data (share prices used to calculate TSR); Findell Capital Management (TSR calculations), LinkedIn (director background)


Among the legacy Board members, there are many overlapping personal and professional relationships with each other and with CEO Vazquez that raise serious questions about the ability of these directors to provide appropriate oversight. For example, Mr. Vazquez is a board member of Intuit and oversaw Mr. Williams and Ms. Lee in that capacity.

Rather than remove the legacy directors who have been on the Board for years (in some cases, over a decade), have no lending experience and have overseen very negative stockholder returns, the Board removed Mr. Parker, the director with the most experience in lending and whose oversight drove a 190% return during his tenure.



Scott Parker
SUBPRIME LENDING (OMF)
Tenure Start: 2024

Tenure TSR%	+190%

Sources: Bloomberg Data (share prices used to calculate TSR); Findell Capital Management (TSR calculations), LinkedIn (director background)

III. There are obvious operational changes that we believe can drive Oportun to an 8-10% ROA.

Oportun is targeting very mediocre ROA metrics – reflective of a management team seeking easy hurdles and a legacy Board with no knowledge of how the lending space works.

There are very easy steps this Company can take that we believe will drastically improve ROA.

Remove Self-Imposed Rate Cap:

Oportun has inhibited its own growth by imposing a 36% interest rate cap, apparently as a face-saving measure following negative press about litigation in Texas in 2020. However, this decision serves neither Oportun's stockholders nor its customer base. There is a large market segment that Oportun could profitably serve with an interest rate in the high 30s and low 40s.

Decrease Operating Expenses:

Mr. Vazquez ballooned the expense structure so much that the Company seems to have little idea of what a normalized expense structure for its lending business looks like. Competitor OneMain Financial has an OpEx ratio of 7%, while Oportun's OpEx still sits at 15% even after its recent cost reductions. There are still many positions related to non-core businesses that can be eliminated, which we believe can easily bring this Company to a 10% OpEx ratio.




Sources: Company financial reports filed on Forms 10-K and 10-Q (Oportun financial data), Findell Capital Management (calculations)



We believe management should be doing the following:

1 Produce steady and predictable pretax ROAs in the 8-10% range with an emphasis on always maintaining and protecting margins

2 Maintain leverage ratios at conservative industry standard levels in the 4-5:1 range, lowering cost of funds and reducing volatility

3 Responsibly grow receivables at a 10% clip in order to properly read and manage credit inputs while maintaining a conservative balance sheet

4 Any accumulating excess capital should be used to buy back shares after years of shareholder dilution


IV. There are obvious governance changes that can ensure a competent and independent Board.

Immediately de-stagger the Board and ensure it is fully independent with no professional or personal ties to management: as outlined above, we are deeply concerned with the interpersonal connections between CEO Vazquez and the legacy Board members. The Company's proposal to gradually de-stagger the Board over the next three years, while a welcome improvement, is not nearly progressive enough in light of the long history of failed oversight and disastrous results driven by the current structure.

Appoint current directors with lending experience to board leadership roles: a lending company must have board leadership that has lending experience. That Oportun does not can only be to serve the interests of Mr. Vazquez, rather than its stockholders.

We urge you to vote **FOR** the election of Mr. Wilcox and to reject Mr. Vazquez's reelection on the **WHITE** proxy card to deliver the message that the strategic and operational blunders overseen by the legacy Board will not be tolerated. We strongly believe that all stockholders will benefit from the addition of Mr. Wilcox, an independent director who possesses extensive industry experience. We believe Mr. Wilcox is the right person to work with Mr. Minetti and the rest of the non-management directors towards a shared objective of unlocking Oportun's full potential.

Sincerely,

Brian Finn
CIO
Findell Capital

If you have any questions about how to vote your shares, please contact:



520 8th Avenue, 14th Floor
New York, NY 10018

(212) 257-1311
(888) 368-0379
info@saratogaproxy.com







THE OPPORTUNITY AT OPORTUN

CASE FOR CHANGE | OUR NOMINEE | HOW TO VOTE | RESOURCES | CONTACT

THE OPPORTUNITY AT OPORTUN

Findell Capital Management believes Oportun Financial Corporation can achieve its full potential by ending the legacy directors' majority control of the Board, improving the Company's governance and refocusing on lending.

We are seeking to elect an independent consumer financial services industry veteran to the Company's Board at the 2025 Annual Meeting.

WARREN WILCOX

The election of Mr. Wilcox will ensure that the entrenched legacy directors no longer control the Board and enable the Board to provide effective long-term oversight of the business.

READ OUR LETTER TO STOCKHOLDERS

ABOUT FINDELL

FINDELL CAPITAL

Findell is the single-largest stockholder of Oportun with an approximately 9.5% equity stake in the Company.

For the past two years, we have advocated for the interests of stockholders by publicly and privately pushing the Company to enhance governance, reduce costs and focus on its core lending business, which we believe has significant value potential despite years of mismanagement.

In 2024, our engagement resulted in the addition of independent directors Scott Parker and Richard Tambor, both of whom possess valuable experience in direct lending and whose appointments resulted in significant improvements in credit and cost reductions.

REVIEW OUR CASE FOR CHANGE →

 **CASE FOR CHANGE**

 **MEET WARREN WILCOX**

 **SHAREHOLDER RESOURCES**

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How To Vote

We urge stockholders to vote <u>FOR</u> the election of Warren Wilcox and <u>AGAINST</u> the reelection of failed CEO Raul Vazquez on the <u>WHITE</u> proxy card.



By Internet
Access the site indicated on your <u>WHITE</u> proxy card and follow the instructions provided



By Phone
Dial the number indicated on your <u>WHITE</u> proxy card and follow the simple prompts



By Mail
Sign, date and return your <u>WHITE</u> proxy card in the postage-paid envelope provided

Remember, please discard and do not sign any green Oportun proxy card. If you have already voted for Mr. Vazquez on the Company's proxy card, a later-dated vote on the <u>WHITE</u> proxy card will revoke your prior vote. Only your latest dated vote counts!

QUESTIONS / ASSISTANCE

If you have any questions about how to vote your shares, please contact:

s a r a t o g a

520 8th Avenue, 14th Floor
New York, NY, 10018
(212) 257-1311
(888) 368-0379
info@saratogaproxy.com



SHARE FEEDBACK & STAY UPDATED

Share your views and sign up to receive important updates:

For Investors

Saratoga Proxy Consulting LLC
John Ferguson
info@saratogaproxy.com

For Media Inquiries

Longacre Square Partners
Greg Marose / Bela Kirpalani
gmarose@longacresquare.com
bkirpalani@longacresquare.com

Stay Updated

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Resources

Shareholder Letters


Letter to OPRT Stockholders
JUNE 3, 2025 / FINDELL CAPITAL MANAGEMENT, LLC


Letter to OPRT Stockholders
MAY 5, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

Press Releases


Findell Capital Management Urges Oportun Stockholders to Vote the White Proxy Card to Elect an Independent Consumer Financial Services Expert to the Board
JUNE 3, 2025 / FINDELL CAPITAL MANAGEMENT, LLC


Findell Capital Management Responds to Oportun's Reactionary and Defensive Reduction of Board Size
MAY 8, 2025 / FINDELL CAPITAL MANAGEMENT, LLC


Findell Capital Partners Delivers Letter to Oportun Stockholders Ahead of 2025 Annual Meeting
MAY 5, 2025 / FINDELL CAPITAL MANAGEMENT, LLC


Findell Capital Management Responds to Oportun (NASDAQ: OPRT) Comments, Announces Nomination of Sandra Bell and Warren Wilcox
MARCH 27, 2025 / FINDELL CAPITAL MANAGEMENT, LLC


Findell Capital Management Issues Open Letter to the Board and Shareholders of Oportun (NASDAQ:OPRT) Calling for Leadership Change
MARCH 20, 2025 / FINDELL CAPITAL MANAGEMENT, LLC


Findell Capital Management LLC Issues Statement to the Stockholders of Oportun Financial Corporation
DECEMBER 4, 2023 / FINDELL CAPITAL MANAGEMENT, LLC


Findell Capital Management LLC Applauds Oportun (OPRT) in Announcing Cost Savings Measures
MAY 9, 2023 / FINDELL CAPITAL MANAGEMENT, LLC


Findell Capital Management LLC Issues Statement to the Oportun Financial Corporation Board of Directors



MARCH 29, 2023 / FINDELL CAPITAL MANAGEMENT, LLC

SEC Filings

Definitive Proxy Statement

MAY 29, 2025 / SEC

LEGAL FILINGS

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For Investors

Saratoga Proxy Consulting LLC
John Ferguson
info@saratogaproxy.com

For Media Inquiries

Longacre Square Partners
Greg Marose / Bela Kirpalani
gmarose@longacresquare.com
bkirpalani@longacresquare.com

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